BIG BEAR MINING CORP.
110 S. Fairfax Avenue
Los Angeles, CA
90036
Tel: (323) 377-2964

Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporate Finance

August 31, 2009

Re: Big Bear Mining Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 001-32904

Dear Sir:

We are in receipt of your comment letter dated July 7, 2009 for the above-mentioned filings.  Our replies are set out below:

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We have included our correct Commission File Number.

Controls and Procedures, page F-8

2.
We have evaluated our disclosure controls and procedures as at the end of the period covered by the report.  We have amended our filing to include the disclosures pertaining to management’s conclusion regarding the effectiveness of the disclosure controls and procedures as of December 31, 2008.  See page F-8.

3.	We have amended the filing accordingly. See page F-8.

Exhibits 31.1 and 31.2

4.	We will omit our officers’ titles from the first line of the certifications in future filings.

5.
We have amended the filing to include revised and updated officers’ certifications to fully comply with Regulation S-K.  We have also amended the officers’ certifications in the 10Q for the period ended March 31, 2009.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Controls and Procedures, page 15

6.	We have revised the filing to include any changes in internal controls over financial reporting that occurred as of March 31, 2009.

Exhibit 32.1

We have amended the filing to include a revised certification that refers to March 31, 2009.

We acknowledge the following:

-	we are responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided a clean and blackline version of the amended filings to expedite your review.

Sincerely,

“Dwayne Skellern”

Dwayne Skellern
President Big Bear Mining Corp.